SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Arbinet-thExchange, Inc.
(Name of Issuer)
————————————————
Common Stock, $0.001 par value
(Title of Class of Securities)

03875P100
————————————————
(CUSIP NUMBER)

Alex Mashinsky
Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, Tennessee 38120
(646) 662-2909

With a copy to
Joseph Cannella, Esq.
Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016
(212) 779-9910
————————————————
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Page 1 of 12 Pages)
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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 03875P100

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person Alex Mashinsky I.D. No.:
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 89,320*
	9	Sole Dispositive Power: 1,424,863
	10	Shared Dispositive Power: 89,320*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,183 shares of common stock.
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11: 5.88%**
14	Type of Reporting Person: IN

___________________________
*  Includes options to acquire (i) 19,000 shares of common stock at a price of $4.52 per share which expires on August 2, 2016 which options are exercisable as to 33% of the underlying shares on August 3, 2007 and vest pro rata thereafter on a quarterly basis and (ii) 50,000 shares of common stock at a price of $5.89 that expire on July 13, 2017 and vest pro rata over a six month period commencing on July 31, 2007.

** Based upon 25,740,665 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2007.

CUSIP NO. 03875P100

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person Governing Dynamics Investments, LLC I.D. No.:
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: New Jersey
NUMBEROF SHARES BENEFICIALLY OWNEDBY EACH REPORTING PERSONWITH	7	Sole Voting Power: None
	8	Shared Voting Power: 1,424,863
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 1,424,863*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,424,863 shares of common stock.
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 5.535**
14	Type of Reporting Person: OO

___________________________
** Based upon 25,740,665 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2007.

CUSIP NO. 03875P100
Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 27, 2006 (as it was amended on December 18, 2006, February 9, 2007 and June 14, 2007, the “Existing Schedule”).

This Amendment relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Arbinet-thexchange, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.

Item 4.  Purpose of Transaction.

Item 4 of the Existing Schedule is hereby amended and supplemented by the addition of the following:

On July 13, 2007, the Mashinsky Reporting Persons executed a Settlement and Standstill Agreement with the Company (the “SSA”). Pursuant to the SSA, the Company agreed to increase the size of its board of directors to nine persons and to nominate and use its reasonable best efforts to cause the election of three individuals identified in the SSA, as Class III directors at the Company’s 2007 annual meeting of stockholders. The Mashinsky Reporting Persons agreed to cause Shares of the Company’s common stock beneficially owned by them as of record date for the 2007 annual meeting of stockholders to be voted in favor of the specified nominees. Further, during the period beginning on the date of the execution of the SSA through July 13, 2008, the Mashinsky Reporting Persons agreed that for so long as they have the ability to vote or direct the voting of Shares beneficially owned by them, they will vote such Shares in favor of the Company’s nominees for directors and will not, without the Company’s written consent, directly or indirectly, or assist or encourage others, to participate in the acquisition of any of the Company’s securities, a tender or exchange offer, merger or other business combination involving the Company, any solicitation of proxies, or various other matters that are listed in the SSA.

  Furthermore, under the SSA, Mr. Mashinsky agreed to provide consulting services to the Company for a period of six months, which services are to be rendered with respect to the Company’s abilities in the spot market and also in assessing opportunities in the advertising area. In compensation for such services, the Company awarded Mr. Mashinsky options to acquire 50,000 shares of its common stock at an exercise price of $5.89 per share. These options vest pro rata over the six month consultancy period and expire on July 13, 2017.

   Also, under the SSA, the Mashinsky Reporting Persons and the Company exchanged general releases from all claims which do or may exist up to the date of the SSA. The Company also agreed to pay Mr. Mashinsky six hundred thirty seven thousand five hundred and ninety seven dollars ($637,597) as reimbursement for certain out of pocket expenses incurred in connection with the Company’s annual meetings of stockholders proxy contests for 2006 and 2007, preparation of a business plan Mr. Mashinsky previously prepared and delivered to the Company’s board of directors and two litigations which the Company had instituted against Mr. Mashinsky that were subsequently dismissed by agreement of the parties. We refer you to the SSA attached hereto as Exhibit O for additional details.

CUSIP NO. 03875P100

Item 5.  Interest in Securities of the Company.

Item 5 of the Existing Schedule is amended and supplemented as follows:

   (a) Mr. Mashinsky directly owns an aggregate of 89,320 Shares (the “Mashinsky Shares”), or approximately 0.351% of the aggregate issued and outstanding Shares (based upon 25,740,665 Shares issued and outstanding as of May 1, 2007). 69,000 of these Shares are purchasable by Mr. Mashinsky under options awarded to him by the Company. Mr. Mashinsky indirectly owns, through direct ownership by Governing Dynamics of which he is the sole member, 1,424,863 Shares (the “GD Shares”), or approximately 5.535 % of the aggregate issued and outstanding Shares (based upon 25,740,665 Shares issued and outstanding as of May 1, 2007).

(b) Mr. Mashinsky has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Mashinsky Shares. Mr. Mashinsky and Governing Dynamics together have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the GD Shares. Such powers are subject to the terms of a pledge of the Shares to the Lee Reporting Persons to secure certain promissory notes. The Lee Reporting Persons have declared a default on these notes. We refer you to the Existing Schedule for additional information with respect to the forgoing.

(c) Governing Dynamics effected the following transactions involving the Company’s securities within the past sixty (60) days:

(i)	06/28/07 51,826 shares were sold at an average price of 6.1353
06/29/07    35,900 shares were sold at an average price of 6.0341
07/02/07    100,000 shares were sold at an average price of 6.0623
07/03/07    51,826 shares were sold at an average price of 6.1535.

These transactions were effected pursuant to the pledge of Shares to the Lee Reporting Persons.
(ii) On July 13, 2007 in consideration for consulting services, Mr. Mashinsky was awarded options to acquire 50,000 Shares of the Company’s common stock at an exercise price of $5.89 per share. These options vest pro rata over a six month period and expire on July 13, 2017.

CUSIP NO. 03875P100

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of theCompany.

The information set forth, or incorporated by reference, in Item 4 of this Amendment is hereby incorporated in this Item 6.

Item 7.  Material to be filed as Exhibits

Exhibit No.	Exhibit

O	Settlement and Standstill Agreement between Arbinet -thexchange, Inc., Alex Mashinsky and Governing Dynamics Investments, LLC dated July 13, 2007

CUSIP NO. 03875P100

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2007	GOVERNING DYNAMICS
INVESTMENTS, LLC

	By:	/s/ Alex Mashinsky
Alex Mashinsky,
Sole member and manager

/s/	Alex Mashinsky
Alex Mashinsky (individually)

CUSIP NO. 03875P100

EXHIBIT O

Settlement and Standstill Agreement

This SETTLEMENT AND STANDSTILL AGREEMENT, dated as of July 13, 2007 (the "Agreement"), is by and between Arbinet-thexchange, Inc., a Delaware corporation ("Arbinet"), and the individuals and entities listed on Schedule A hereto (collectively, the "Stockholders").

WHEREAS, the Stockholders are the beneficial owners of shares of common stock, par value $0.001 per share, of Arbinet (the "Common Stock"); and

WHEREAS, by letter dated March 6, 2007, Robert A. Marmon ("Marmon") provided notice to Arbinet of his intention to nominate Marmon, William L. Schrader, and James F. Lavin for election as directors of Arbinet at its 2007 annual meeting of stockholders (the "Stockholder Nomination"); and

WHEREAS, subject to this Agreement, Marmon intends hereby to withdraw the Stockholder Nomination and refrain from contesting the election of directors at Arbinet's 2007 annual meeting of stockholders; and

WHEREAS, Arbinet and the Stockholders intend to provide hereby for, among other matters, enlargement of the Board of Directors of Arbinet (the "Board") from six (6) to nine (9) members and for the appointment of Shawn O'Donnell, Jill Thoerle, and Stanley Kreitman to the Board to fill the vacancies resulting therefrom, and furthermore, Arbinet and the Stockholders desire to otherwise resolve all matters between them, including those matters at issue in or with respect to the Stockholder Nomination.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Representations.

(a) Binding Agreement: Authority. Arbinet hereby represents and warrants that this Agreement has been duly authorized, executed and delivered by Arbinet, and is a valid and binding obligation of Arbinet, enforceable against Arbinet in accordance with its terms. Each of the Stockholders represents and warrants that this Agreement has been duly authorized, executed and delivered by such Stockholder, and is a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

(b) Share Ownership of Common Stock. Each of the Stockholders hereby represents and warrants that, as of the date hereof, it and its Affiliates and Associates (as such terms are hereinafter defined) are the "beneficial owners" (as such term is hereinafter defined) of the shares of Common Stock set forth opposite their respective name on Schedule A hereto (the "Shares"), and that neither it nor its Affiliates or Associates beneficially own, or have any rights, options or agreements to acquire or vote, any other shares of Common Stock.

(c) Defined Terms. For purposes of this Agreement, the term "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the

LIBC/3044384.8

Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this Agreement, the terms "beneficial owner" and "beneficially own" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act, except that a person shall also be deemed to be the beneficial owner of all shares of Common Stock that such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional.

Section 2. Directors.

(a) Additional Directors. The Stockholders and Arbinet agree that as promptly as practicable (but in no event more than the second (2nd) business day) following the execution of this Agreement by the parties hereto, the Board will increase the size of the Board to nine (9) members and (i) appoint Shawn O'Donnell and Jill Thoerle to fill the newly created directorships on the Board as Class III directors whose term shall expire at Arbinet's 2007 annual meeting of stockholders, and (ii) appoint Stanley Kreitman to fill the newly created directorship on the Board as a Class II director whose term shall expire at Arbinet's 2009 annual meeting of stockholders. At such time as Shawn O'Donnell, Jill Thoerle, and Stanley Kreitman shall each become a director of Arbinet in accordance with the terms of this Agreement, Shawn O'Donnell, Jill Thoerle, and Stanley Kreitman shall agree in writing to be bound by the terms and conditions of Arbinet's policies applicable to directors, including, without limitation, Arbinet's Code of Business Conduct & Ethics, Corporate Governance Guidelines, and Insider Trading Policy.

(b) Nominations. Arbinet agrees to nominate Michael J. Ruane, Shawn O'Donnell, and Jill Thoerle for election as Class III directors of Arbinet at its 2007 annual meeting of stockholders, and use its reasonable best efforts to cause the election of such persons, each to serve for a three-year term ending upon the election of directors at Arbinet's 2010 annual meeting of stockholders and until his or her successor is duly elected and qualified.

(c) Committees. Arbinet agrees to appoint (i) Shawn O'Donnell to the Compensation Committee of the Board, (ii) Jill Thoerle to the Audit Committee of the Board, and (iii) Stanley Kreitman to the Nominating and Corporate Governance Committee of the Board.

Section 3. Voting.

(a) 2007 Annual Meeting. The Stockholders, together with their Affiliates and Associates, will not submit any stockholder proposal (pursuant to Rule 14a-8 or otherwise), or any notice of nomination or other business under Arbinet's Second Amended and Restated By-laws, and will not nominate or oppose directors for election at the 2007 annual meeting of stockholders of Arbinet. The Stockholders shall cause all Shares of Common Stock beneficially owned by them, and/or their Affiliates or Associates, as of the record date for the 2007 annual meeting of stockholders of Arbinet, to be present for quorum purposes and to be voted in favor of Michael J. Ruane, Shawn O'Donnell, and Jill Thoerle at such annual meeting or at any adjournments or postponements thereof.

(b) Other Meetings. During the Standstill Period (as such term is hereinafter defined), and for so long as the Stockholders has the ability to vote or direct the voting of the

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Shares, the Stockholders shall cause all Shares of Common Stock beneficially owned by them, and/or their Affiliates or Associates, as of the record date for any other meeting of stockholders of Arbinet at which directors are to be elected, to be present for quorum purposes and to be voted in favor of Arbinet's nominees for directors at such meeting or any adjournments or postponements thereof.

(c) Further Assurances. The Stockholders further agree to take all action reasonably necessary to carry out the intention of this Section 3, including, without limitation, delivering to Arbinet upon its written request executed proxies naming the proxies appointed by Arbinet for all shares of Common Stock beneficially owned by the Stockholders and/or their Affiliates or Associates as of the record dates for the aforementioned meetings of stockholders.

Section 4. Acquisition of Stock. Each of the Stockholders covenants and agrees that, from and after the date on which Shawn O'Donnell, Jill Thoerle, and Stanley Kreitman are duly appointed to the Board, and until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates will, without the prior written consent of Arbinet specifically expressed in a vote adopted by the Board, directly or indirectly, purchase or cause to be purchased or otherwise acquire or agree to acquire, or become or agree to become the beneficial owner of, any other securities (other than the Shares) issued by Arbinet, or any securities convertible into or exchangeable for Common Stock or any other equity securities of Arbinet, if in any such case immediately after the taking of such action such Stockholder and its Affiliates and Associates would, in the aggregate, beneficially own more than 10% of the then outstanding shares of Common Stock.

Section 5. Standstill Arrangements. Each of the Stockholders agrees that, during the period from the date of this Agreement through July 13, 2008 (the "Standstill Period"), neither it nor any of its Affiliates or Associates will, without the written consent of Arbinet, directly or indirectly, solicit, request, advise, assist or encourage others (other than exercising their rights to vote their respective Shares at an annual or special meeting of the stockholders of Arbinet, in each instance in compliance with the terms of this Agreement), to (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer of propose (whether publicly or otherwise) to effect or participate in, (i) except as permitted in Section 4, any acquisition of any securities (or beneficial ownership thereof) or assets of Arbinet or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving Arbinet or any of its subsidiaries; *provided, however,* that nothing contained herein shall prohibit Alex Mashinsky ("Mashinsky"), subject to his duties and obligations as a director, from participating in any discussions at any meeting of the Board, including voting on any proposals properly brought before the Board, regarding any tender or exchange offer, merger or other business combination involving Arbinet or any of its subsidiaries to the extent that such tender or exchange offer, merger or other business combination is properly on the agenda for such meeting of the Board; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Arbinet or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consent to vote any voting securities of Arbinet; (b) form, join or in any way participate in a "group" (as defined under the Exchange Act); (c) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies of Arbinet; *provided, however,* that nothing contained herein shall prohibit

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Mashinsky from exercising his duties and obligations as a director of Arbinet; (d) nominate any persons as a director of Arbinet (A) under Arbinet's Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, or (B) pursuant to Rule 14a-8 promulgated under the Exchange Act, or propose any matter to be voted on by stockholders of Arbinet; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The Stockholders also agree during the Standstill Period not to request Arbinet (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

Section 6. Withdrawal of Demand and Stockholder Nomination and Proposal. Upon Shawn O'Donnell, Jill Thoerle, and Stanley Kreitman appointment to the Board, Marmon has simultaneously agreed to withdraw the Stockholder Nomination and shall immediately cease all efforts, direct or indirect, in furtherance of the Stockholder Nomination and any related solicitation.

Section 7. Press Releases and Other Public Statements. During the Standstill Period, Arbinet and the Stockholders agree as follows:

(a) Arbinet agrees, subject to the requirements of applicable federal securities laws, to provide the Stockholders with an opportunity to review and comment on any press release, public filing, or letter to Arbinet's stockholders containing statements about the Stockholders, prior to its public release.

(b) The Stockholders agree, subject to the requirements of applicable federal securities laws, to provide Arbinet with an opportunity to review and comment on any press release, public filing, or letter to Arbinet's stockholders containing statements about Arbinet, prior to its public release.

(c) The initial press release with respect to the execution of this Agreement shall be a press release to be reasonably agreed upon by Arbinet and the Stockholders.

(d) Neither Arbinet nor any of the Stockholders, nor any of their Affiliates or Associates, shall directly or indirectly make or issue or cause to be made or issued any disclosure, announcement or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) concerning the other party or any of its respective past, present or future general partners, directors, officers or employees, which disparages any of such other party's respective past, present or future general partners, directors, officers or employees as individuals (recognizing that the parties shall be free to comment in good faith regarding the business of Arbinet, *provided* any such comment shall not otherwise violate the terms of this Agreement; *provided, further,* that nothing contained herein shall prohibit Mashinsky from exercising his duties and obligations as a director of Arbinet).

Section 8. Reimbursement of Certain Expenses. As of the date hereof, Arbinet will pay to Mashinsky Six Hundred Thirty Seven Thousand Five Hundred Ninety Seven Dollars ($637,597) as reimbursement for (a) all of his out-of-pocket expenses incurred in connection with the 2006 annual meeting of stockholders proxy contest and the 2007 annual meeting of

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stockholders proxy contest; (b) all of his out-of-pocket expenses incurred in connection with the business plan that Mashinsky prepared and presented to the Board, and (c) litigation expenses incurred in connection with (i) Arbinet-thexchange, Inc. v. Alex Mashinsky, Index No. 590499-06, formerly pending in the Supreme Court of New York, New York County, and (ii) Arbinet-thexchange, Inc. v. Alexander Mashinsky and Robert Marmon, Civil Action No. 06-cv-1916/JLL (D.N.J.).

Section 9. Consulting Agreement. Arbinet acknowledges and agrees that, as of the date hereof, it will engage Mashinsky as a consultant for the period of six (6) months from the date hereof (the "Consulting Period"). Mashinsky's services in his capacity as a consultant will be limited to advice with respect to the exchange's ability in the spot market and assessing opportunity in the advertising area (the "Consulting Services"). Arbinet and Mashinsky acknowledge and agree that as full and adequate compensation for the Consulting Services, Arbinet shall grant Mashinsky 50,000 non-qualified stock options, with an exercise price equal to the closing price of Arbinet's stock on the date of grant ("Consulting Compensation"). Arbinet shall reimburse Mashinsky pursuant to Arbinet's reimbursement policies, a copy of which has been provided to Mashinsky, for documented reasonable, ordinary, and necessary business expenses incurred by Mashinsky in connection with the performance of the Consulting Services and which are approved by the Board. Arbinet acknowledges and agrees that Arbinet shall not exercise general supervision or control over the time, place or manner in which Mashinsky provides Consulting Services hereunder, and that, in performing Consulting Services pursuant to this Agreement, Mashinsky shall be acting and shall act at all times as an independent contractor only and not as an employee, agent, partner or joint venturer of or with Arbinet. Arbinet and Mashinsky further agree that Mashinsky shall perform all Consulting Services at a location other than at Arbinet's offices, except as may be reasonably requested by Arbinet's interim Chief Executive Officer, or Chief Executive Officer, as the case may be. Mashinsky acknowledges and agrees that he will execute and deliver to Arbinet the Agreement to Protect Arbinet's Confidential Information, Intellectual Property and Business Relationships, as is required of all consultants engaged by Arbinet. The Consultant acknowledges that he is solely responsible for the payment of all Federal, state, local and foreign taxes that are required by applicable laws or regulations to be paid with respect to the Consulting Compensation.

Section 10. General Release.

(a) Each of the Stockholders, on its own behalf and on behalf of its Affiliates, Associates, successors, assigns, heirs, beneficiaries, attorneys, partners, limited partners, employees and agents (as applicable) (collectively, the "Stockholder Releasors"), hereby releases and discharges Arbinet, and its respective directors, officers, employees, agents, shareholders, licensees, sublicensees, customers, suppliers, importers, manufacturers, distributors or insurers, or any heirs, administrators, executors, predecessors, successors or assigns of the foregoing (individually and collectively, the "Arbinet Releasees") from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses, known or unknown, including but not limited to those Claims (hereinafter defined) set forth on Schedule B hereto (collectively, "Claims"), which the Stockholder Releasors may have had or may now have, own, or hold, or claim to have, own, or hold against the Arbinet Releasees up to the date of this Agreement. The Stockholder Releasors specifically waive any rights under any statute, regulation or rule which

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purports to limit the right of persons to release or waive unknown Claims. Each of the Stockholder Releasors represents and warrants hereby that it has not filed any complaints or charges asserting any Claims against any of the Arbinet Releasees with any local, state or federal agency or court, or assigned any such Claim to any other person. Each of the Stockholder Releasors agrees never to directly or indirectly commence, authorize or assist in any suit or other proceeding (including asserting any claim or counterclaim against, or participate in or join or otherwise aid, other than as required by law, in any claim or action) against Arbinet Releasees regarding any matter within the scope of this General Release, including but not limited to those Claims set forth on Schedule B hereto. If any of the Stockholder Releasors violates this General Release by suing any Arbinet Releasee or causing any Arbinet Releasee to be sued, the undersigned Stockholder Releasors agree to pay all costs and expenses of defending against the suit incurred by the Arbinet Releasees, including reasonable attorneys' fees.

(b) Arbinet, on its own behalf and on behalf of its Affiliates, Associates, successors, assigns, heirs, beneficiaries, attorneys, partners, limited partners, employees and agents (as applicable) (collectively, the "Arbinet Releasors"), hereby releases and discharges each of the Stockholders, and its respective directors, officers and employees (the "Stockholder Releasees") from any and all Claims which the Arbinet Releasors may have had or may now have, own, or hold, or claim to have, own, or hold against the Stockholder Releasees up to the date of this Agreement. The Arbinet Releasors specifically waive any rights under any statute, regulation or rule which purports to limit the right of persons to release or waive unknown Claims. Each of the Arbinet Releasors represents and warrants hereby that it has not filed any complaints or charges asserting any Claims against any of the Stockholder Releasees with any local, state or federal agency or court, or assigned any such Claim to any other person. Each of the Arbinet Releasors agrees never to sue any of the Stockholder Releasees or cause any of the Stockholder Releasees to be sued regarding any matter within the scope of this General Release. If any of the Arbinet Releasors violates this General Release by suing any Stockholder Releasee or causing any Stockholder Releasee to be sued, the undersigned Arbinet Releasors agree to pay all costs and expenses of defending against the suit incurred by the Stockholder Releasees, including reasonable attorneys' fees.

(c) Each of the undersigned Stockholder Releasors and Arbinet Releasors acknowledge that it has read the contents of the foregoing applicable General Release, that it has had the opportunity to review such General Release with counsel of its choice, that it understands the same and that it has given such General Release as its own free act and deed.

(d) Notwithstanding anything contained in this Section 10 to the contrary, this Section 10 shall not apply to any Claim arising out of a breach of the obligations contained in this Agreement.

(e) The release and covenants in this Section 10 are not transferable by either party, except that they will transfer with any sale, disposition or other grant or authorization of rights by either party of the applicable intellectual property asset and/or right.

(f) Notwithstanding anything contained in this Agreement to the contrary, each party hereby agrees that this Section 10 does not grant to the other party any right, title or interest in or to such party's intellectual property and that such other party shall acquire no right, title or

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interest in or to such party's intellectual property, by assignment, license, implication, estoppel or otherwise, other than Claims released in the General Release set forth in Section 10(a) and transferred with any rights as set forth in Section 10(e).

(g) Notwithstanding anything contained in this Agreement to the contrary, the Stockholder Releasors hereby agree that in the event that the Stockholder Releasors directly or indirectly commence, authorize or assist in any suit or other proceeding (including asserting any claim or counterclaim against, or participate in or join or otherwise aid, other than as required by law, in any claim or action) against the Arbinet Releasees under any of the Stockholder Technology (as defined on Schedule B) (each a "Stockholder Technology Claim"), then the Arbinet Releasees shall have the right to assert any and all defenses (including asserting any claim or counterclaim and any defenses, claims or counterclaims that may have been waived or released pursuant to this Section 10) against the Stockholder Releasors which relate directly to any such Stockholder Technology Claim.

Section 11. Remedies. Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 12. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

Section 13. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and sent by U.S. registered mail, return receipt requested:

if to Arbinet:	Arbinet-thexchange, Inc. Tower II, Suite 450 120 Albany Street New Brunswick, New Jersey 08901 Attention: General Counsel
with a copy to:	Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Attention: Joseph L. Johnson III
if to the Stockholders:	Addressed to such Stockholder at the address set forth on Schedule C hereto

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Section 14. Law Governing. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof. The parties, on behalf of itself and its Affiliates and Associates, hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts in the State of Delaware and/or the courts of the United States of America located in the State of Delaware for any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and agree not to commence any action, suit or proceeding related thereto except in such courts. The parties, on behalf of itself and its Affiliates and Associates, hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts in the State of Delaware and/or the courts of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding in any such court has been brought in any inconvenient forum.

Section 15. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 16. No Presumption Against Draftsman. Each of the undersigned parties hereby acknowledges the undersigned parties fully negotiated the terms of this Agreement, that each such party had an equal opportunity to influence the drafting of the language contained in this Agreement and that there shall be no presumption against any such party on the ground that such party was responsible for preparing this Agreement or any part hereof.

Section 17. Enforceability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such that is held invalid, void or unenforceable by a court of competent jurisdiction.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Settlement and Standstill Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

ARBINET-THEXCHANGE, INC.

By: ______________________

Name: Roger H. Moore

Title: Interim Chief Executive Officer and President

____

Alex Mashinsky, individually

GOVERNING DYNAMICS INVESTMENTS, LLC

By: ______________________

Name: Alex Mashinsky

Title: Sole Member and Manager

LIBC/3044384.8

IN WITNESS WHEREOF, each of the parties hereto has executed this Settlement and Standstill Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

ARBINET-THEXCHANGE, INC.

By:______________________________
Name: Roger H. Moore
Title: Interim Chief Executive Officer and President

____
Alex Mashinsky, individually

GOVERNING DYNAMICS INVESTMENTS, LLC

By:______________________________
Name: Alex Mashinsky
Title: Sole Member and Manager

LIBC/3044384.8

Schedule A

Beneficial and Record Ownership of Common Stock

Stockholder	Number of Shares of Common Stock Held Beneficially	Number of Shares of Common Stock Held of Record
Alex Mashinsky	1,445,183 (1)	20,320
Governing Dynamics Investments, LLC	--	1,424,863

(1) Includes the 1,424,863 shares owned by Governing Dynamics Investments, LLC, of which Mr. Mashinsky is the sole member and manager. Mr. Mashinsky has entered into certain loan, pledge and profit sharing arrangements with Ms. Thai Lee and the Thai Lee 2003 GRAT Agreement A (the "Lee Trust" and together with Ms. Lee, "Lee") pursuant to which, among other things, an aggregate of 1,424,863 shares of common stock owned by Mr. Mashinsky and Governing Dynamics have been pledged to Lee pursuant to the terms of confirmatory pledge agreements with each of Ms. Lee and the Lee Trust (together, the "Pledge") to collateralize certain loans evidenced by the confirmatory negotiable promissory notes from Ms. Lee and the Lee Trust (collectively, the "Notes"). Lee has declared a default on the Notes and pursuant to the Pledge has certain rights with respect to the shares that are subject to the Pledge. The Stockholders' beneficial ownership in the Shares is subject to the terms of the Pledge.

Stock Options

Stockholder	Number of Outstanding Stock Options	Vesting Date(s)	Expiration Date(s)	Grant Date
Alex Mashinsky	19,000	(1)	8/2/2016	8/3/2006

(1) Vest over a three year period, with 1/3 of the option vesting on the first anniversary of the grant date and the remaining 2/3 of the option vesting equally on a quarterly basis over the following two years.

LIBC/3044384.9

Schedule B

1. Any Claims relating to Arbinet's Series E preferred stock offering consummated in 2001 (the "Series E Offering"), including, but not limited to, Mashinsky's allegations of breach of fiduciary duty, self-dealing, fraud, and breach of contract in connection with the Series E Offering, all of which are outlined in a letter dated May 13, 2005 sent to Arbinet by counsel to Mashinsky and a draft complaint and a draft press release, each of which were included in such letter. A copy of the letter, draft complaint and draft press release is attached hereto as Exhibit B-1.

2. Arbinet-thexchange, Inc. v. Alex Mashinsky, Index No. 590499-06, formerly pending in the Supreme Court of New York, New York County.

3. Stockholder Technology means collectively, (i) the invention titled "Method of Digital Good Placement in a Dynamic Real Time Environment," (ii) patent application 60/674,703, (iii) any foreign counterparts thereof, (iv) all divisionals, continuations, continuations-in-part thereof or any other patent application claiming priority directly or indirectly to (a) any of the patents or patent applications identified in item (ii) or (b) any patent or patent application from which the patents or patent applications identified in item (ii) claim direct or indirect priority, and (v) all patents issuing on any of the foregoing, and any foreign counterparts thereof, together with all registrations, reissues, re-examinations, renewals, supplemental protection certificates, or extensions of any of the foregoing, and any foreign counterparts thereof.

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Schedule C

Stockholder	Address
Alex Mashinsky Governing Dynamics Investments, LLC	Governing Dynamics Investments, LLC 510 Berkeley Square Memphis, Tennessee 38120
with a copy to:	Eaton & Van Winkle LLP 3 Park Avenue New York, New York 10016 Attention: Joseph Cannella, Esq.

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